SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Quintana Energy Services Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

74875T 10 3

(CUSIP Number)

Max L. Bouthillette

Executive Vice President, General Counsel, Chief Compliance Officer and

Corporate Secretary

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

Tel: (832) 518-4094

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group, L.P. 86-1172016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 3, 2020, by and among the Issuer, KLX Energy Services Holdings, Inc., a Delaware corporation (“KLXE”), Krypton Intermediate LLC, a Delaware limited liability company and indirect wholly owned subsidiary of KLXE, and Krypton Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of KLXE, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group GP Ltd. 86-1172015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners, L.P. 86-1172018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—FI, LP 03-0604623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—TE, LP 03-0604624
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners—QES Holdings, L.L.C. 82-4267266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co., LP 86-1172021
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON PN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co. GP, LLC 86-1172020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Robertson QES Investment LLC 81-4676115
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER (1) 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON IN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Assets UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) Archer Well Company Inc. 26-2480765
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON CO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Holdco LLC 32-0528346
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS John Fredriksen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON IN

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS C.K. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Greenwich Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Famatown Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geveran Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER (1) 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER (1) 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0%
14	TYPE OF REPORTING PERSON OO

(1)

Disposed of pursuant to the Merger Agreement, whereby each share of Issuer common stock was cancelled and converted into the right to receive 0.0969 shares of KLXE common stock having a market value of $2.00 per share, the closing price on the day prior to the effective date of the merger and KLXE’s 1-for-5 reverse stock split, as provided in the Merger Agreement.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Quintana Energy Services Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on February 26, 2018 (the “Original 13D”), as amended by each of Amendment No. 1, filed on March 30, 2018 (“Amendment No. 1”), as further amended by Amendment No. 2, filed on November 7, 2018 (“Amendment No. 2”), and as further amended by Amendment No. 3, filed on May 13, 2020 (“Amendment No. 3”) by Quintana Capital Group, L.P. (“Quintana Capital”), Quintana Capital Group GP Ltd. (“Quintana Capital GP”), Quintana Energy Fund—FI, LP (“QES FI Fund”), Quintana Energy Fund—TE, LP (“QES TE Fund”), Quintana Energy Partners, L.P. (“QEP”), Quintana Energy Partners—QES Holdings, L.L.C. (“QEP Holdings”), QEP Management Co., LP (“QEP Management”), QEP Management Co. GP, LLC (“QEP Management GP”), Robertson QES Investment LLC (“Robertson QES”), Corbin J. Robertson, Jr. (“Mr. Robertson”), Archer Limited (“Archer Limited”), Archer Assets UK Limited (“Archer UK”), Archer Well Company Inc. (“Archer Well”), Archer Holdco LLC (“Archer Holdco”), John Fredriksen (“Mr. Fredriksen”), C.K. Limited (“C.K. Limited”), Greenwich Holdings Limited (“Greenwich”), Famatown Finance Limited (“Famatown”) and Geveran Investments Limited (“Geveran Investments” and, together with Quintana Capital, Quintana Capital GP, QES FI Fund, QES TE Fund, QEP, QEP Holdings, QEP Management, QEP Management GP, Robertson QES, Mr. Robertson, Archer Limited, Archer UK, Archer Well, Archer Holdco, Mr. Fredriksen, C.K. Limited, Greenwich and Famatown, each a “Reporting Person” and collectively, the “Reporting Persons”).

This Amendment No. 4 is being filed as a result of the disposition of the Reporting Persons’ Common Stock pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, KLX Energy Services Holdings, Inc., a Delaware corporation (“KLXE”), Krypton Intermediate LLC, a Delaware limited liability company and indirect wholly owned subsidiary of KLXE, and Krypton Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of KLXE (“Merger Sub”).

Except as otherwise specified in this Amendment No. 4, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend the corresponding items in the Original 13D, as amended. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original 13D, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and supplemented to include the following:

As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference), as of July 28, 2020, the Reporting Persons do not own any shares of the Common Stock of the Issuer. Therefore, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock. Consequently, this Amendment No. 4 constitutes an exit filing for the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QUINTANA CAPITAL GROUP, L.P.

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QUINTANA CAPITAL GROUP GP LTD.

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QUINTANA ENERGY FUND—FI, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QUINTANA ENERGY FUND—TE, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QUINTANA ENERGY PARTNERS, L.P.

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QUINTANA ENERGY PARTNERS—QES HOLDINGS, L.L.C.

By: Quintana Energy Partners, L.P., its sole member

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QEP MANAGEMENT CO., LP

By: QEP Management Co. GP, LLC, its general partner

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	QEP MANAGEMENT CO. GP, LLC

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	ROBERTSON QES INVESTMENT LLC

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Manager

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	CORBIN J. ROBERTSON, JR.

/s/ Corbin J. Robertson, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	ARCHER LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	ARCHER ASSETS UK LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	ARCHER WELL COMPANY INC.

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	ARCHER HOLDCO LLC

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	JOHN FREDRIKSEN

/s/ John Fredriksen

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020	GEVERAN INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director